UNITED STATES OF AMERICA
            Before the
SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

            In the Matter of

NATIONAL FUEL GAS COMPANY                                     FOURTH
NATIONAL FUEL GAS DISTRIBUTION CORPORATION                    CERTIFICATE
NATIONAL FUEL GAS SUPPLY CORPORATION                          PURSUANT TO
SENECA RESOURCES CORPORATION                                  RULE 24
UTILITY CONSTRUCTORS, INC.
HIGHLAND LAND & MINERALS, INC.
LEIDY HUB, INC.
DATA-TRACK ACCOUNT SERVICES, INC.
NATIONAL FUEL RESOURCES, INC.
HORIZON ENERGY DEVELOPMENT, INC.

File No. 70-8729
(Public Utility Holding Company Act of 1935)
--------------------------------------------


                  THIS  IS  TO  CERTIFY,  pursuant  to  Rule  24,  that  certain transactions proposed by National Fuel Gas Company ("National") and its subsidiaries, National Fuel Gas Distribution Corporation ("Distribution
Corporation"), National Fuel Gas Supply Corporation ("Supply Corporation"), Seneca Resources Corporation ("Seneca"), Utility Constructors, Inc. ("UCI"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Data-Track Account Services, Inc. ("Data-Track"), National Fuel Resources, Inc. ("NFR") and Horizon Energy Development, Inc. ("Horizon Energy") in Form U-1, Application-Declaration, File No. 70-8729, as amended, have been carried out in accordance with the terms and conditions, and for the purposes as represented by said Application-Declaration, and the Order of the Securities and Exchange Commission ("Commission") (HCAR No. 35-26443 dated December 28, 1995) with respect thereto. Note that, on July 1, 1994, Penn-York Energy Corporation ("Penn-York") merged with Supply Corporation, with Supply Corporation as the surviving entity (see File No. 70-8135, HCAR No. 35-25811). Because of certain FERC ratemaking considerations, Supply Corporation found it necessary to separately account for Penn-York associated borrowings until the FERC approved of Supply Corporation's tariff rates that effected the combination of the Supply Corporation and Penn-York assets, which occurred in February 1996. Accordingly, beginning in October 1996, the start of fiscal year 1997, separate books and financial statements are not kept and starting with this filing no such separate accounting will be made.

                  During the quarter ended December 31, 1996 the following borrowing transactions occurred:

                1. Sales and resales of commercial paper for the quarter are shown on the attached certificates of Merrill Lynch Money Markets, Inc. and Chase Securities, Inc.

                2. National increased its outstanding borrowings by issuing short-term notes to banks or other financial institutions in the amounts, on the dates and at the rates indicated below. The proceeds from the sales of these notes were transferred by National to the System Money Pool to be utilized by National's subsidiaries. This schedule also reflects renewals at different rates.

                          DATE              AMOUNT            RATE

                          10/01/96        $25,600,000         5.49%
                          10/02/96         26,300,000         5.36
                          10/03/96         24,100,000         5.26
                          10/04/96         10,700,000         5.21
                          10/04/96         15,000,000         5.17
                          10/07/96         10,000,000         5.48
                          10/07/96         15,000,000         5.24
                          10/07/96          1,800,000         5.27
                          10/08/96         14,000,000         5.21
                          10/09/96         13,700,000         5.53
                          10/10/96         12,600,000         5.33
                          10/11/96          6,000,000         5.37
                          10/11/96         10,000,000         5.38
                          10/11/96          4,400,000         5.27
                          10/15/96         20,700,000         5.50
                          10/16/96         24,000,000         5.33
                          10/17/96         24,800,000         5.27
                          10/18/96         10,000,000         5.18
                          10/18/96         15,000,000         5.22
                          10/21/96         22,000,000         5.27
                          10/22/96         11,800,000         5.28
                          10/23/96         10,700,000         5.54
                          10/24/96          9,900,000         5.34
                          10/25/96         10,000,000         5.48
                          10/25/96          5,000,000         5.42
                          10/25/96         17,100,000         5.27
                          10/28/96         12,700,000         5.40
                          10/29/96         15,900,000         5.34
                          10/30/96         14,300,000         5.38
                          10/30/96         15,000,000         5.48
                          10/31/96         25,000,000         5.69
                          11/01/96         24,600,000         5.60
                          11/04/96         35,600,000         5.37
                          11/05/96         33,600,000         5.25
                          11/06/96         21,900,000         5.58
                          11/07/96          7,900,000         5.35
                          11/08/96         12,300,000         5.28
                          11/12/96         20,700,000         5.42
                          11/13/96         17,800,000         5.35
                          11/14/96         16,300,000         5.35
                          11/15/96         10,000,000         5.49
                          11/15/96         18,300,000         5.68
                          11/18/96         14,300,000         5.41
                          11/19/96         12,800,000         5.25
                          11/20/96         18,700,000         5.50
                          11/21/96         17,700,000         5.30
                          11/22/96         14,200,000         5.20
                          11/25/96         20,100,000         5.35
                          11/25/96         15,000,000         5.49
                          11/26/96         16,900,000         5.30
                          11/27/96         23,900,000         5.45
                          11/29/96         25,000,000         5.95
                          12/02/96         22,000,000         5.80
                          12/03/96         12,700,000         5.50
                          12/03/96          5,000,000         5.50
                          12/04/96          8,800,000         5.43
                          12/05/96          5,000,000         5.36
                          12/06/96          5,400,000         5.26
                          12/09/96         16,400,000         5.32
                          12/10/96         19,900,000         5.25
                          12/11/96         14,300,000         5.25
                          12/12/96         12,400,000         5.25
                          12/13/96         11,700,000         5.25
                          12/16/96         17,100,000         5.58
                          12/17/96         16,100,000         5.37
                          12/18/96         12,700,000         5.81
                          12/19/96          9,200,000         5.38
                          12/20/96         10,000,000         5.52
                          12/20/96         12,500,000         5.20
                          12/23/96         21,100,000         5.34
                          12/24/96         23,500,000         5.30
                          12/26/96         15,000,000         5.32
                          12/26/96         42,600,000         5.36
                          12/27/96          8,200,000         5.40
                          12/30/96          6,300,000         5.58
                          12/31/96         25,000,000         5.49
                          12/31/96          4,700,000         7.10

                3. National increased its outstanding borrowings to be used for its own corporate purposes by issuing short-term notes to banks or other financial institutions in the amounts on the dates and at the rates indicated below:

                           None.

                4. National transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's subsidiaries.

                                     DATE                              AMOUNT                     RATE
                                  10/02/96                            $800,000                    5.46%
                                  10/17/96                             400,000                    5.45
                                  10/18/96                             100,000                    5.43
                                  10/21/96                           1,700,000                    5.44
                                  11/01/96                           3,100,000                    5.47
                                  11/18/96                             100,000                    5.44
                                  11/20/96                             100,000                    5.45
                                  11/22/96                           1,300,000                    5.43
                                  12/03/96                           1,100,000                    5.45
                                  12/12/96                             200,000                    5.43
                                  12/26/96                             100,000                    5.42


                5. Supply Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                6. Supply Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below.


                                    DATE                                AMOUNT                  RATE

                                  10/02/96                           $ 800,000                  5.46%
                                  10/03/96                             100,000                  5.45
                                  10/04/96                             700,000                  5.44
                                  10/07/96                             100,000                  5.46
                                  10/08/96                             100,000                  5.46
                                  10/09/96                             300,000                  5.49
                                  10/10/96                             100,000                  5.47
                                  10/15/96                           6,500,000                  5.47
                                  10/16/96                           1,300,000                  5.46
                                  10/17/96                             100,000                  5.45
                                  10/18/96                             200,000                  5.43
                                  10/21/96                             300,000                  5.44
                                  10/22/96                             300,000                  5.45
                                  10/23/96                             300,000                  5.46
                                  10/24/96                             100,000                  5.45
                                  10/29/96                             200,000                  5.45
                                  10/30/96                           1,000,000                  5.45
                                  10/31/96                           2,900,000                  5.48
                                  11/01/96                           1,100,000                  5.47
                                  11/04/96                             100,000                  5.44
                                  11/05/96                             600,000                  5.42
                                  11/06/96                             100,000                  5.46
                                  11/08/96                           1,400,000                  5.44
                                  11/15/96                             700,000                  5.47
                                  11/18/96                             600,000                  5.44
                                  11/20/96                             500,000                  5.45
                                  11/22/96                             100,000                  5.43
                                  11/25/96                             300,000                  5.44
                                  12/03/96                             300,000                  5.45
                                  12/04/96                             100,000                  5.45
                                  12/05/96                             200,000                  5.45
                                  12/06/96                             100,000                  5.44
                                  12/12/96                             100,000                  5.43
                                  12/13/96                             200,000                  5.43
                                  12/16/96                           1,300,000                  5.45
                                  12/18/96                             300,000                  5.46
                                  12/20/96                           1,100,000                  5.43
                                  12/23/96                             600,000                  5.43
                                  12/24/96                             100,000                  5.42
                                  12/30/96                             700,000                  5.43
                                  12/31/96                          10,400,000                  5.46


                7. Distribution Corporation transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                8. Distribution Corporation borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:


                                  DATE                                 AMOUNT                   RATE
                                10/02/96                            $  600,000                  5.46%
                                10/04/96                               900,000                  5.44
                                10/15/96                             8,200,000                  5.47
                                10/16/96                             1,100,000                  5.46
                                10/17/96                             1,300,000                  5.45
                                10/21/96                             2,200,000                  5.44
                                10/25/96                            24,300,000                  5.45
                                10/31/96                             5,500,000                  5.48
                                11/01/96                             1,300,000                  5.47
                                11/20/96                               400,000                  5.45
                                11/25/96                            19,000,000                  5.44
                                11/27/96                             7,600,000                  5.45
                                11/29/96                             2,100,000                  5.50
                                12/16/96                             3,000,000                  5.45
                                12/20/96                             1,800,000                  5.43
                                12/23/96                             7,100,000                  5.43
                                12/26/96                            47,200,000                  5.42
                                12/31/96                             7,800,000                  5.46



                9. Seneca transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                10. Seneca borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:


                                    DATE                               AMOUNT                   RATE
                                  10/02/96                            $100,000                  5.46%
                                  10/07/96                           1,200,000                  5.46
                                  10/09/96                           1,100,000                  5.49
                                  10/10/96                             200,000                  5.47
                                  10/15/96                             500,000                  5.47
                                  10/16/96                           1,000,000                  5.46
                                  10/18/96                             100,000                  5.43
                                  10/23/96                             300,000                  5.46
                                  10/28/96                           1,100,000                  5.46
                                  10/29/96                           4,400,000                  5.45
                                  10/31/96                           2,300,000                  5.48
                                  11/01/96                             100,000                  5.47
                                  11/04/96                           2,300,000                  5.44
                                  11/05/96                             100,000                  5.42
                                  11/12/96                             600,000                  5.44
                                  11/13/96                             300,000                  5.43
                                  11/14/96                             200,000                  5.43
                                  11/15/96                           2,000,000                  5.47
                                  11/18/96                           1,300,000                  5.44
                                  11/19/96                             500,000                  5.43
                                  11/25/96                             400,000                  5.44
                                  11/26/96                             600,000                  5.44
                                  11/27/96                           5,900,000                  5.45
                                  12/06/96                           1,200,000                  5.44
                                  12/09/96                           3,300,000                  5.43
                                  12/11/96                           1,100,000                  5.43
                                  12/13/96                             100,000                  5.43
                                  12/16/96                           3,800,000                  5.45
                                  12/17/96                           3,100,000                  5.44
                                  12/23/96                             200,000                  5.43
                                  12/24/96                             200,000                  5.42
                                  12/31/96                           1,200,000                  5.46



                11. UCI transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                                    DATE                               AMOUNT                     RATE


                                  11/01/96                          $  100,000                    5.47%
                                  11/22/96                             100,000                    5.43
                                  12/16/96                             100,000                    5.45


                12. UCI borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                13. Highland transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                    DATE             AMOUNT           RATE

                  12/16/96        $  100,000          5.45%

                14. Highland borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                15. Leidy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.


                16. Leidy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                    DATE             AMOUNT           RATE

                   11/01/96       $  100,000          5.47%

                17. Data-Track transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.

                18. Data-Track borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.

                19. NFR transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.


                                    DATE                               AMOUNT                   RATE

                                  10/03/96                          $  300,000                  5.45%
                                  10/10/96                             200,000                  5.47
                                  10/15/96                             300,000                  5.47
                                  10/16/96                             100,000                  5.46
                                  10/21/96                             100,000                  5.44
                                  10/22/96                             100,000                  5.45
                                  10/31/96                             100,000                  5.48
                                  11/05/96                             200,000                  5.42
                                  11/06/96                             100,000                  5.46
                                  11/07/96                             100,000                  5.44
                                  11/12/96                             100,000                  5.44
                                  11/13/96                             300,000                  5.43
                                  11/14/96                             100,000                  5.43
                                  11/21/96                             200,000                  5.43
                                  12/02/96                             300,000                  5.48
                                  12/04/96                             200,000                  5.45
                                  12/09/96                             100,000                  5.43
                                  12/11/96                             600,000                  5.43
                                  12/16/96                             100,000                  5.45
                                  12/17/96                             400,000                  5.44
                                  12/19/96                             100,000                  5.44
                                  12/20/96                             500,000                  5.43
                                  12/24/96                             200,000                  5.42



                20. NFR borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:

                           None.


                21. Horizon Energy transferred the following amounts to the System Money Pool on the dates and at the rates indicated below. These amounts were either used to decrease outstanding System borrowings and/or commercial paper or utilized by National's other subsidiaries.

                           None.


                22. Horizon Energy borrowed the following amounts from the System Money Pool on the dates and at the rates indicated below:



                                   DATE                                AMOUNT                   RATE

                                  10/01/96                          $  100,000                  5.48%
                                  10/03/96                             400,000                  5.45
                                  10/11/96                             200,000                  5.47
                                  10/15/96                             100,000                  5.47
                                  10/22/96                             100,000                  5.45
                                  10/24/96                             700,000                  5.45
                                  10/29/96                             200,000                  5.45
                                  10/30/96                             200,000                  5.45
                                  11/01/96                             100,000                  5.47
                                  11/14/96                             200,000                  5.43
                                  11/27/96                             400,000                  5.45
                                  12/09/96                             100,000                  5.43
                                  12/11/96                             100,000                  5.43
                                  12/12/96                             200,000                  5.43
                                  12/20/96                             200,000                  5.43




Dated:  February 14, 1997           NATIONAL FUEL GAS COMPANY



                                     By:/s/Gerald T. Wehrlin
                                        Gerald T. Wehrlin
                                        Controller